统一企業公司
UNI-PRESIDENT ENTERPRISES CORP.

May 16, 2002

02 MAY 21 AM 10: 5

File No. 82-3424

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A

02034251

RE: Uni-President Enterprises Corp.
Exemption No. 82-3424

SUPPL

Dear Sir,

Pursuant to the Company's exemption from registration under the Securities Exchange Act of 1934, we would like to present the Notice of General Meeting of Shareholders as attached.

Regards,

Jeff Cheng
Financial Planning Division
Uni-President Enterprises Corp.

PROCESSED
MAY 2 9 2002
THOMSON
FINANCIAL

dw 5/21

UNI-PRESIDENT ENTERPRISES CORPORATION

Incorporated with limited liability in Taiwan, the Republic of China

Notice of General Meeting of Shareholders

This is the Public Notice of 2002 Annual General Meeting of Shareholders of Uni-President Enterprises Corporation (i.e. "PEC"). Reference No.: (91)Tung-Chi-Dung 910001, April 9, 2002.

PEC will hold its 2002 Annual General Meeting of Shareholders at 9:00 a.m. on Friday, June 28, 2002, at the PEC Corporate Head Quarter in Tainan, Taiwan, Republic of China.

Ⅰ. **Meeting Agenda:**

1. Report on business operation in 2001.
2. Report on operation results and supervisors' report in 2001.
3. Report on the amounts of endorsement and guaranty for business related companies.
4. Report on recalling status of PEC treasury stock.
5. Report on shares transferred among affiliated companies.
6. Report on transferring of PEC properties (land and building) in Keelung's nuan-nuan area.
7. Report on revised "Handling Procedure for Acquiring or Disposing of Assets".
8. Report on revised "Procedure Governing the Lending of Capital to Others".
9. Proposal for acceptance of financial statements in 2001.
10. Proposal for revised "Procedure Governing Endorsements and/or Guarantees".
11. Proposal for earnings distribution of 2001.
12. Proposal for increasing indirect-investment in Mainland China.
13. Discussion on issuing new share due to increasing capital.
14. Discussion on accumulated capital reserve due to the gain from disposal assets before 2000 will be totally categorized to unappropriated earnings.
15. Discussion on revised "The Regulation for stockholders' meeting".
16. Discussion on revised " The Regulation for electing directors and supervisors of the board".
17. Discussion on amendment " Memorandum and Articles of Association of PEC".
18. Other Proposals.

Ⅱ. **Proposal for Earnings Distribution of 2001**, had been resolved by the Board of Directors:

1. NT$ 0.6 cash dividend will be distributed per share. The execution date for such distribution will be announced after the approval of General Meeting of Shareholders.
2. To appropriate NT$ 1,002,596,000 from unappropriated earnings for capital increase, 100,259,600 new Common Shares will be distributed; holders of every 1,000 issued and outstanding Common Shares are entitled to receive 30 new Common Shares. The rights and obligations of the new Common Shares are the same as those of the Common Shares originally issued. The delivery date for such distribution will be announced after the approval of General Meeting of Shareholders and related government authorities.

Ⅲ. **The Date for Stock Ownership Transfer Halt**：

According to the Regulation #165 of the Corporate Law of ROC, the ownership transfer of all PEC Common Shares will be halted between April 30 and June 28, 2002.

From:The Board of Directors of UNI-PRESIDENT ENTERPRISES CORPORATION